                                                                     EXHIBIT 4.2



MANAGEMENT'S DISCUSSION & ANALYSIS

This discussion and analysis covers our interim consolidated financial statements for the three and nine-month periods ended September 30, 2002. As well, it provides an update to the discussion and analysis contained in our 2001 Annual Report. This discussion and analysis should be read in conjunction with the "Management's Discussion & Analysis" section and the annual consolidated financial statements contained in our 2001 Annual Report.

All amounts are expressed in U.S. dollars unless otherwise noted.

OVERVIEW

During 2001, we made three acquisitions that significantly expanded our business. On May 25, 2001, we acquired the carbon products division of Textron Systems Inc. through our wholly-owned subsidiary, Ballard Material Products Inc. ("BMP"). On November 30, 2001, we increased our ownership of XCELLSIS AG (now called Ballard Power Systems AG ("BPSAG")) to 50.1% and agreed to acquire the remaining 49.9% on or before November 15, 2004. Also on November 30, 2001, we increased our ownership of Ecostar Electric Drive Systems L.L.C. (now called Ballard Power Systems Corporation ("BPSC")) to 100%. Our additional interests in BPSAG and BPSC were acquired from DaimlerChrysler AG ("DaimlerChrysler") and Ford Motor Company ("Ford") in exchange for common shares. Collectively, these three acquisitions are referred to in this discussion and analysis as the "Acquired Businesses". Due to the timing of the acquisitions of BPSAG and BPSC in 2001, these acquisitions account for the majority of the differences in the results for the three and nine-month periods ended September 30, 2002 from those reported in the comparative periods of 2001. To a lesser extent, the acquisition of BMP in May 2001 also accounted for some of the differences in the results for the nine-month period in 2002 relative to the corresponding period in 2001.

     As a result of the acquisitions, we changed the way we manage our business with respect to making operating decisions and assessing performance and therefore have changed our segmented reporting into five reportable segments:
Technology and Corporate, Power Generation, Transportation, Electric Drives & Power Conversion, and Material Products. Technology and Corporate is comprised of the technology, development and manufacture of proton exchange membrane ("PEM") fuel cells and corporate administrative services. Our Power Generation Division develops, manufactures and markets PEM fuel cell power generation equipment for markets ranging from 1 kW portable power products to larger stationary generators. Our Transportation Division develops, manufactures and markets complete PEM fuel cell engines and PEM fuel cell components for the transportation market. The Electric Drives & Power Conversion Division develops, manufactures and markets electric drives for both PEM fuel cell and battery-powered electric vehicles, power electronics for PEM fuel cell and combustion engine generators, microturbines and other distributed generation products and assembles and markets combustion engine generators. The Material Products Division develops, manufactures and markets carbon

                                                   BALLARD POWER SYSTEMS INC. 05

MANAGEMENT'S DISCUSSION & ANALYSIS CONTINUED

fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion electrode materials for the PEM fuel cell industry.

Our net loss for the quarter ended September 30, 2002 was $40.2 million, or ($0.38) per share, compared with a net loss of $20.4 million or ($0.22) per share during the same period in 2001. For the nine-month period ended September 30, 2002, our net loss was $112.4 million or ($1.07) per share, compared with a net loss of $60.1 million or ($0.67) per share during the same period in 2001. The higher losses for the three and nine-month periods were primarily due to losses of $14.3 million and $56.0 million from the Acquired Businesses, respectively, and $3.0 million and $16.5 million from business integration and restructuring costs, respectively. The increased loss for the quarter also reflects net foreign exchange losses of $9.5 million. The increased losses for 2002 were partly offset by lower research and development expenditures related to fuel cell stacks due to cost reduction initiatives of $7.0 million and $12.5 million for the three and nine-month periods ended September 30, 2002, respectively. Cash used by operations and capital expenditures for the three and nine-month periods ended September 30, 2002, excluding acquisition and business integration and restructuring costs and related capital expenditures, were $37.7 million and $105.7 million, respectively. This compares to $16.6 million and $52.8 million for the respective three and nine-month periods in 2001.

RESULTS OF OPERATIONS

REVENUES increased by $18.4 million or 190% to $28.0 million for the quarter ended September 30, 2002 compared to the same period last year. Year-to-date revenues increased by $38.8 million or 169% to $61.6 million from the comparative period in 2001. The improved revenues for 2002 reflect revenues from the Acquired Businesses of $12.6 million for the quarter and $32.5 million year-to-date. Revenues from the Acquired Businesses were primarily from the sale of PEM fuel cell engines by our Transportation Division, engineering services and other revenues from both our Transportation Division and our Electric Drives & Power Conversion Division, a $3.0 million termination payment related to a contract with an OEM to manufacture power electronics for a microturbine application, and the sale of friction materials by our Material Products Division. Engineering service and other revenues for the three and nine-month periods ended September 30, 2002 were $17.2 million and $24.9 million, respectively. Engineering service revenues reflect the achievement of predefined program milestones for our customers.

     In September, Ford Motor Company announced it will focus its resources on fuel cell and hybrid vehicle development and that it would not proceed with its market introduction plans for the TH!NK City battery electric vehicles, for which Ballard was to have supplied the electric drives. This change will not have a significant impact on Ballard.

06  BALLARD POWER SYSTEMS INC.

COST OF PRODUCT REVENUES for the three and nine-month periods ended September 30, 2002 increased from the same periods in 2001 by $9.2 million or 170% and $24.9 million or 142%, respectively. Cost of product revenues from the Acquired Businesses for the three and nine-month periods ended September 30, 2002, were $4.6 million and $23.0 million, respectively. The increase in cost of product revenues reflects the cost to manufacture PEM fuel cell engines sold by our Transportation Division and the cost of product revenues from our Electric Drives & Power Conversion Division. Due to the timing of the acquisition of the Acquired Businesses, there was significantly less cost of product revenues from these divisions in the comparative periods of 2001. Also included in cost of product revenues for the quarter is a provision of $4.8 million primarily related to conservative warranty accruals on firm orders received to supply bus engines for European field trials. As well, higher sales volumes of PEM fuel cells for automotive applications were a contributing factor to the increase in cost of product revenues.

RESEARCH AND PRODUCT DEVELOPMENT expenses for the quarter ended September 30, 2002 increased by $7.5 million or 36% to $28.3 million as compared to expenditures of $20.8 million during the same quarter in 2001. For the nine-month period expenditures increased by $31.7 million or 57%, to $87.0 million as compared to expenditures of $55.2 million during the same period in 2001. These increases primarily reflect the research and product development expenses from the Acquired Businesses for development of light and heavy-duty PEM fuel cell vehicle engines and sub-systems, electric drive systems and power electronics. Research and product development activities related to fuel cell stacks during 2002 have decreased relative to 2001 due to cost reduction initiatives. Included in research and development are costs of $9.0 million for the quarter and $22.5 million year-to-date related to achieving predefined program milestones for our customers for which Ballard earned engineering service revenue.

GENERAL AND ADMINISTRATIVE AND MARKETING expenses for the three and nine-month periods ended September 30, 2002 increased by $4.6 million or 130% and $14.2 million or 131%, respectively, from the corresponding periods in 2001. The increases primarily reflect the general and administrative and marketing expenses of the Acquired Businesses. As well, general and administrative and marketing expenses (excluding the Acquired Businesses) have increased slightly from the comparative periods in 2001 due to the recognition of non-cash share compensation expense related to general and administrative expenses as we prospectively adopted the new accounting standard for stock-based compensation in 2002 (see note 2 to the consolidated financial statements).

DEPRECIATION AND AMORTIZATION increased by $8.6 million to $11.0 million, compared to $2.4 million during the same period in 2001. For the nine-month period



                                                  BALLARD POWER SYSTEMS INC.  07

MANAGEMENT'S DISCUSSION & ANALYSIS CONTINUED


ended September 30, 2002, depreciation and amortization increased by $27.7 million to $34.1 million, compared to $6.4 million during the same period in 2001. The increases reflect the amortization of intangible assets and depreciation of the property, plant and equipment of the Acquired Businesses of $8.2 million and $25.5 million for the three and nine-month periods, respectively. The remainder of the increase relates to depreciation of plant and equipment acquired since September 30, 2001.

INVESTMENT AND OTHER INCOME (LOSS) declined by $14.0 million or 186% and $7.3 million or 37%, for the three and nine-month periods ended September 30, 2002, respectively. Foreign exchange losses for the quarter of $9.5 million compared to a foreign exchange gain of $1.5 million for the same period in 2001 was the primary reason for the decline. A decline in interest rates and lower average balances of cash and short-term investments also contributed to the decline in the quarter and were the primary reasons for the decline for the nine months ended September 30, 2002. Foreign exchange gains for the nine-month period in 2002 were $3.4 million compared to $2.6 million during the corresponding period in 2001.

The following table provides a breakdown of our investment income and foreign exchange gains (losses), expressed in millions of dollars, for the reported periods:

                                         THREE MONTHS ENDED    NINE MONTHS ENDED
                                            SEPTEMBER 30          SEPTEMBER 30
                                         ------------------    -----------------
                                          2002         2001     2002        2001
                                         -----         ----    -----       -----
Investment income                        $ 3.0         $6.0    $ 9.2       $17.3
Foreign exchange gain (loss)              (9.5)         1.5      3.4         2.6
                                         -----         ----    -----       -----
                                         $(6.5)        $7.5    $12.6       $19.9
                                         =====         ====    =====       =====


The foreign exchange gains and losses are primarily attributable to the effect of the changes in the value of the Canadian dollar relative to the U.S. dollar on our net Canadian dollar monetary assets. The significant loss in the quarter reflects the volatility of the Canadian dollar during the third quarter of 2002.

EQUITY IN LOSS OF ASSOCIATED COMPANIES for the three and nine-month periods ended September 30, 2002 decreased by $6.6 million and $16.9 million, respectively, relative to the same periods in 2001. The decreases primarily reflect the change in accounting method for BPSAG and BPSC, which were previously recorded as equity investments but following their acquisition by us are now consolidated.

MINORITY INTEREST for the quarter ended September 30, 2002 was $4.6 million compared to $0.4 million during the 2001 comparative period. Year-to-date, minority interest was $21.4 million compared to $3.7 million during the same period in 2001.


08  BALLARD POWER SYSTEMS INC.

The increases reflect the 49.9% minority interest portion of BPSAG's losses, partly offset by a reduced minority interest in the losses of Ballard Generation Systems Inc. ("BGS"). This is due to the reduction in the minority interest in BGS from 42.3% in September 2001 to 31.5% in September 2002 resulting from the acquisition by us of EBARA Corporation's interest in BGS in December 2001.

BUSINESS INTEGRATION AND RESTRUCTURING COSTS of $3.0 million and $16.5 million during the three and nine-month periods ended September 30, 2002, respectively, relate to expenditures for severance, the closure of facilities, asset write-downs and other expenditures associated primarily with realizing synergies from the acquisition of BPSAG and BPSC.

GAIN ON THE ISSUANCE OF SHARES BY SUBSIDIARY was nil for the three and nine-month periods ended September 30, 2002 and $0.1 million and $0.9 million for the three and nine-month periods, respectively, in 2001. The comparative amounts for 2001 primarily include the issuance of shares of BGS.

LICENSE INCOME was nil in 2002 and $1.7 million for the three and nine-month periods ended September 30, 2001 and relates to the sale of manufacturing rights by BGS to EBARA Ballard.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments decreased by $128.0 million to $293.2 million as at September 30, 2002, compared to $421.2 million at the end of 2001. The decrease was primarily driven by increased net losses (excluding non-cash items) of $81.2 million, higher working capital requirements of $33.3 million and capital spending of $18.0 million, which were partly offset by the issuance of $6.1 million of share capital from the exercise of stock options. Included in cash used by operations and capital expenditures was the payment of $26.8 million of acquisition and business integration and restructuring costs and related capital expenditures.

     Cash used by operations was $35.0 million and $114.5 million for the three and nine-month periods ended September 30, 2002, respectively. This compares to $13.4 million and $39.9 million for the respective comparative periods of 2001. Net cash losses were higher primarily due to the cash requirements of BPSAG and BPSC, acquired in November 2001, and acquisition and business restructuring costs. Non-cash working capital requirements resulted in cash outflows of $6.5 million and $33.3 million during the respective three and nine-month periods ended September 30, 2002. For the quarter, the increase in non-cash working capital requirements was driven primarily by a $12.8 million increase in accounts receivable due to higher revenue during the quarter and invoice timing for engineering service and other


                                                  BALLARD POWER SYSTEMS INC.  09

MANAGEMENT'S DISCUSSION & ANALYSIS CONTINUED


revenues. This was partly offset by a $2.6 million increase in accounts payable and accrued liabilities, due to accruals for bonuses and insurance, and a $3.3 million increase in warranty liabilities primarily due to conservative accruals for potential warranty expenses related to firm orders received on bus engine deliveries. For the nine months ended September 30, 2002, the increase in year-to-date working capital requirements was primarily driven by a $15.5 million increase in accounts receivable, due to higher revenues and invoice timing for engineering service and other revenues, and a $19.0 million decline in accounts payable and accrued liabilities due to the net payment of $14.8 million for acquisition and business integration and restructuring costs. Inventory increased by $3.5 million year-to-date due to higher raw material inventories required for planned increases in production for transportation bus and passenger PEM fuel cell engines and electric drives and power conversion products.

     Investing activities resulted in cash inflows of $22.1 million for the quarter and $52.2 million year-to-date. The inflows for the three and nine-month periods consist primarily of decreases in short-term investments of $28.6 million and $71.7 million, respectively, partly offset by capital spending of $6.0 million for the quarter and $18.0 million year-to-date. The decrease in short-term investments resulted from changes in the duration of our investment portfolios to optimize investment returns. Capital spending was primarily for manufacturing equipment and for facility modifications related to the consolidation of locations.

     Financing activities resulted in a cash inflow of almost nil for the quarter and $6.1 million year-to-date, consisting primarily of proceeds from the issuance of share capital resulting from the exercise of employee stock options.

     As at September 30, 2002, we had 105,359,882 common shares and one Class A share and one Class B share issued and outstanding. As at that date, we also had outstanding employee stock options to purchase 8,828,604 common shares, and warrants to purchase 450,000 common shares which expire on October 29, 2002.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2002, we had cash, cash equivalents and short-term investments totaling $293.2 million. We will use our funds to meet capital funding requirements for the development and commercialization of products in our target markets. This includes research and product development for PEM fuel cell products, electric drives and power conversion products, the purchase of equipment for our manufacturing facilities and the further development of high-volume manufacturing processes and business systems. Our actual funding requirements will vary depending on a variety of factors, including our success in integrating BPSAG and BPSC, the progress of our research and development efforts, our relationships with our strategic partners, our commercial sales and the results of our development and demonstration programs.

10   BALLARD POWER SYSTEMS INC.

     We expect to incur net losses for the next several years as we continue to make investments in research and product development activities required to commercialize our products. In 2002, we expect our cash requirements for ongoing operations and capital expenditures, excluding acquisition and business integration and restructuring costs, to be between $122 million and $142 million.

     During 2002, we expect to fund $36 million in cash requirements related to acquisition and business integration and restructuring costs as a result of the acquisition of BPSAG and BPSC. Of that amount $18 million is related to paying accruals of costs made in 2001. The 2002 expenditures are for severance, the closure of facilities and other expenditures associated primarily with realizing synergies from the acquisition of BPSAG and BPSC. For the nine months ended September 30, 2002 acquisition and business integration and restructuring related cash expenditures were $26.8 million, of which $14.8 million related to paying accruals of costs made in 2001.

     Based on our current business strategy, as BPSAG and BPSC are fully integrated into Ballard, we expect our 2003 and 2004 total cash requirements, excluding any cash required for merger and acquisition activity, to decline relative to 2002.

     We believe that our cash, cash equivalents and short-term investments will provide us with sufficient capital to fund our current operations through 2004. Under our current business plan, we intend to raise additional capital before 2004 to develop our business. If we undertake any new equity offering before November 30, 2004, DaimlerChrysler and Ford have agreed to invest at least CDN $55 million in Ballard. At that time, DaimlerChrysler would invest CDN $30.0 million and Ford would invest CDN $25.0 million. If external sources of financing are not available when needed or on acceptable terms, or if we experience significant cost overruns on any of our programs for which we cannot obtain additional funds, certain of our research and development activities or investments in manufacturing capacity may be delayed or eliminated. This may result in potential delays in the commercialization of our products. In addition, we regularly review acquisition opportunities and, depending on the size of the transaction, we may be required to raise additional capital through the issuance of equity or debt. If we are unable to raise additional capital on acceptable terms, we may be unable to pursue these acquisition opportunities.

We are developing revisions to our current business plan that would enable our cash resources to be sufficient to fund our operations beyond 2004. A goal of our revised business plan will be to reduce the need to raise additional equity capital to develop our business.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which requires us to make

                                                 BALLARD POWER SYSTEMS INC.   11

MANAGEMENT'S DISCUSSION & ANALYSIS CONTINUED

estimates and assumptions that affect the amounts reported in our consolidated financial statements. We believe that the critical accounting policies affecting our consolidated financial statements are the following:

INVENTORY PROVISION

In establishing the appropriate provision for inventory, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in the technology, which could make inventory on hand obsolete. Where we determine that such changes have occurred and will have a negative impact on current inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required.

RECOVERABILITY OF INTANGIBLE ASSETS AND GOODWILL

As a result of the acquisitions made in 2001, we recorded a significant amount of intangible assets and goodwill on our balance sheet. In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over a period ranging from 5 to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill for potential impairment. Should circumstances indicate that an impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period.

WARRANTY PROVISION

In establishing the accrued warranty liability, we estimate the likelihood that products sold will experience warranty claims. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

REVENUE RECOGNITION

We earn revenues under certain contracts to provide engineering services. These contracts provide for the payment for services based on our achieving defined milestones. Revenues are recognized under these contracts based on conservative assessments of progress achieved against these milestones. There is risk that the customer may ultimately disagree with our assessment of the percentage of work completed. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period.

RISKS & UNCERTAINTIES

Risks & uncertainties related to economic and industry factors are discussed in detail in the "Management's Discussion & Analysis" section of our 2001 Annual Report and remain substantially unchanged.


12   BALLARD POWER SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS
Unaudited (Expressed in thousands of U.S. dollars)



                                                       SEPTEMBER 30  DECEMBER 31
                                                           2002         2001
                                                       ------------  -----------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                $   84,483   $  140,774
Short-term investments                                      208,755      280,475
Accounts receivable                                          32,858       17,312
Inventories                                                  31,529       28,046
Prepaid expenses                                              2,368          873
                                                         ----------   ----------
                                                            359,993      467,480
PROPERTY, PLANT AND EQUIPMENT                               105,208      109,006
INTANGIBLE ASSETS                                           146,609      170,453
GOODWILL (note 3)                                           185,039      184,930
INVESTMENTS                                                  27,260       26,241
OTHER LONG-TERM ASSETS                                        2,013        1,209
                                                         ----------   ----------
                                                         $  826,122   $  959,319
                                                         ==========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities                 $   42,960   $   58,111
Deferred revenue                                              4,226        1,944
Accrued warranty liabilities                                 21,731       17,818
                                                         ----------   ----------
                                                             68,917       77,873
LONG-TERM LIABILITIES                                         9,393        7,723
MINORITY INTEREST                                            15,302       36,517
                                                         ----------   ----------
                                                             93,612      122,113
SHAREHOLDERS' EQUITY
SHARE CAPITAL (note 2)                                    1,059,497    1,051,811
ACCUMULATED DEFICIT                                        (326,987)    (214,605)
                                                         ----------   ----------
                                                            732,510      837,206
                                                         ----------   ----------
                                                         $  826,122   $  959,319
                                                         ==========   ==========

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board      "Douglas Whitehead"    "Stephen Bellringer"

                                     Director               Director


                                                  BALLARD POWER SYSTEMS INC.  13

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

                                 THREE MONTHS ENDED              NINE MONTHS ENDED
                                    SEPTEMBER 30                   SEPTEMBER 30
                            ---------------------------    ---------------------------
                                 2002           2001            2002           2001
                            ------------    -----------    ------------    -----------

PRODUCT REVENUES            $     10,829    $     6,199    $     36,702    $    19,416
ENGINEERING SERVICE
  AND OTHER REVENUE               17,206          3,467          24,943          3,467
                            ------------    -----------    ------------    -----------
TOTAL REVENUES                    28,035          9,666          61,645         22,883

COST OF REVENUES AND
  EXPENSES
Cost of product revenues          14,689          5,441          42,384         17,532
Research and product
  development                     28,265         20,790          86,972         55,243
General and
  administrative                   6,071          2,881          17,976          8,366
Marketing                          2,063            651           7,028          2,467
Depreciation and
  amortization                    11,012          2,411          34,098          6,389
Capital taxes                         61            (77)            190             66
                            ------------    -----------    ------------    -----------
                                  62,161         32,097         188,648         90,063
                            ------------    -----------    ------------    -----------
Loss before undernoted           (34,126)       (22,431)       (127,003)       (67,180)
Investment and other
  income (loss)                   (6,466)         7,504          12,601         19,874
Equity in loss of
  associated companies              (779)        (7,423)         (1,584)       (18,445)
Minority interest                  4,648            426          21,418          3,690
Business integration and
  restructuring costs             (2,999)            --         (16,477)            --
Gain on issuance of shares
  by subsidiary                       --             74              --            939
License income                        --          1,715              --          1,715
                            ------------     ----------    ------------    -----------
Loss before income
  taxes                          (39,722)       (20,135)       (111,045)       (59,407)
Income taxes                         470            218           1,337            731
                            ------------    -----------    ------------    -----------
Net loss for period              (40,192)       (20,353)       (112,382)       (60,138)
ACCUMULATED DEFICIT,
  BEGINNING OF PERIOD           (286,795)      (157,993)       (214,605)      (118,208)
                            ------------    -----------    ------------    -----------
ACCUMULATED DEFICIT, END
  OF PERIOD                 $   (326,987)   $  (178,346)   $   (326,987)   $   178,346)
                            ============    ===========    ============    ===========
LOSS PER SHARE              $      (0.38)   $     (0.22)   $      (1.07)   $     (0.67)
                            ============    ===========    ============    ===========
WEIGHTED AVERAGE NUMBER
  OF COMMON SHARES
  OUTSTANDING                105,344,397     90,482,909     105,219,320     90,088,396
                            ============    ===========    ============    ===========

See accompanying notes to consolidated financial statements.

14   BALLARD POWER SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited (Expressed in thousands of U.S. dollars)



                                      THREE MONTHS ENDED      NINE MONTHS ENDED
                                         SEPTEMBER 30            SEPTEMBER 30
                                     ---------------------   --------------------
                                       2002        2001         2002       2001
                                     --------   ----------   ---------   --------
CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
Net loss for period                  $(40,192)  $ (20,353)   $(112,382)  $(60,138)
Items not affecting cash
Gain on issuance of shares
  by subsidiary                            --         (74)          --       (939)
License income                             --      (1,715)          --     (1,715)
Compensatory shares                     1,827          --        5,436         --
Depreciation and amortization          12,740       3,268       38,865      8,211
Loss on sale and writedowns of
  property, plant and equipment           957          --        6,697         --
Equity in loss of associated
  companies                               779       7,423        1,584     18,445
Minority interest                      (4,648)       (426)     (21,418)    (3,690)
                                     --------   ---------    ---------   --------
                                      (28,537)    (11,877)     (81,218)   (39,826)
                                     --------   ---------    ---------   --------
CHANGES IN NON-CASH WORKING
  CAPITAL
Accounts receivable                   (12,774)       (170)     (15,546)        (4)
Inventories                                 8      (2,409)      (3,483)    (6,544)
Prepaid expenses                       (1,031)         48       (1,495)       (57)
Accounts payable and
  accrued liabilities                   2,580       3,998      (18,990)     7,951
Deferred revenue                        1,372         114        2,282         68
Accrued warranty liabilities            3,342      (3,090)       3,913     (1,452)
                                     --------   ---------    ---------   --------
                                       (6,503)     (1,509)     (33,319)       (38)
                                     --------   ---------    ---------   --------
Cash used by operations               (35,040)    (13,386)    (114,537)   (39,864)
                                     --------   ---------    ---------   --------
INVESTING ACTIVITIES
Net decrease (increase) in
  short-term investments               28,634    (105,756)      71,720      1,400
Additions to property,
  plant and equipment                  (6,017)     (3,179)     (17,980)   (12,946)
Proceeds on sale of
  manufacturing rights                     --       3,362           --      3,362
Proceeds on sale of fixed
  assets                                   28          --          154         --
Investments                              (279)     (4,118)      (2,603)   (12,589)
Acquisition of other
  companies                                --         109           --    (14,301)
Other long-term assets                   (635)     (4,475)        (804)    (4,406)
Long-term liabilities                     344          --        1,706         --
                                     --------   ---------    ---------   --------
                                       22,075    (114,057)      52,193    (39,480)
                                     --------   ---------    ---------   --------
FINANCING ACTIVITIES
Net proceeds on issuance
  of share capital                         68         335        6,110      8,821
Proceeds on issuance of
  shares by subsidiary                     --          --           --      2,353
Other                                     (19)        (20)         (57)       (58)
                                     --------   ---------    ---------   --------
                                           49         315        6,053     11,116
                                     --------   ---------    ---------   --------
DECREASE IN CASH AND CASH
  EQUIVALENTS                         (12,916)   (127,128)     (56,291)   (68,228)
CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                  97,399     240,194      140,774    181,294
                                     --------   ---------    ---------   --------
CASH AND CASH EQUIVALENTS,
  END OF PERIOD                      $ 84,483   $ 113,066    $  84,483   $113,066
                                     ========   =========    =========   ========

Supplemental disclosure of cash flow information (note 4).
See accompanying notes to consolidated financial statements.


                                                  BALLARD POWER SYSTEMS INC.  15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1 BASIS OF PRESENTATION

The accompanying financial information reflects the same accounting policies and methods of application as Ballard's 2001 Annual Report except as described in Notes 2 and 3 below. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles ("GAAP") because certain information included in Ballard's 2001 Annual Report has not been included in this report. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Ballard's 2001 Annual Report.

     Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

2 SHARE CAPITAL

Effective January 1, 2002, Ballard adopted, on a prospective basis, the standards in section 3870 of the Canadian Institute of Chartered Accountants Handbook ("CICA") for accounting for stock-based compensation. The new standard requires Ballard to account for direct share awards and grants of options to non-employees using the fair value method of accounting for stock-based compensation. Options granted to employees and directors will be accounted for using the intrinsic value method of accounting for stock-based compensation. Accordingly, no compensation cost has been recognized for such grants of options to employees and directors as the exercise price is equal to the market price of the stock on the date of grant.

     On May 16, 2002, Ballard granted options to purchase 2,586,374 common shares with exercise prices of $24.91 in United States dollars and $38.75 in Canadian dollars per common share. On July 22, 2002, Ballard granted options to purchase an additional 135,000 common shares with exercise prices of $26.30 and $43.80 Canadian dollars per share. Options were granted with vesting periods of between two and three years.

     If compensation costs for Ballard's employee stock option plans had been determined using the fair value method of accounting for stock-based compensation, for the three months ended September 30, 2002 Ballard's net loss would have increased by $4,104,000 to $44,296,000 and the net loss per common share would have increased by $0.04 per share to $0.42 per share. For the nine months ended September 30, 2002, the net loss would have increased by $6,075,000 to $118,457,000 and by $0.06 per share to $1.13 per share.

     The options granted in 2002 had fair values between $7.43 and $18.55 per share. The fair value was determined using the Black-Scholes valuation model assuming an average option life of seven years, no dividends, expected volatility of between 74% to 79% and a risk-free interest rate of 5%.

16   BALLARD POWER SYSTEMS INC.

     Under the new accounting standard, Ballard's share distribution plan is deemed to be compensatory which resulted in a compensatory charge to the income statement of $1,827,000 and $5,436,000 for the three and nine-month periods ended September 30, 2002, respectively.

     As at September 30, 2002, options to purchase 8,828,604 common shares were outstanding.

3 GOODWILL

As of January 1, 2002, Ballard adopted the standard in Section 3062 "Goodwill and Other Intangible Assets", of the Canadian Institute of Chartered Accountants Handbook to be applied prospectively. Under the new standard, goodwill is no longer amortized but tested for impairment on an annual basis and the excess of the carrying value amount over the fair value of goodwill is charged to earnings. For the three and nine months ended September 30, 2001, Ballard recorded $15,000 of goodwill amortization.

4 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                          THREE MONTHS ENDED   NINE MONTHS ENDED
                                             SEPTEMBER 30        SEPTEMBER 30
                                          ------------------   -----------------
                                           2002       2001       2002       2001
                                           ----       ----     ------     ------
Interest paid                              $  5       $  3     $   14     $   15
Income taxes paid                          $ 53       $ 82     $  363     $  415

NON-CASH FINANCING AND INVESTING
  ACTIVITIES
Compensatory shares                        $253       $ --     $1,576     $   --
Common shares issued for long-term
  investments                              $ --       $678     $   --     $9,338
                                           ====       ====     ======     ======


5 SEGMENTED FINANCIAL INFORMATION

As a result of the acquisition of Ballard Power Systems AG ("BPSAG") and Ballard Power Systems Corporation ("BPSC") in 2001, Ballard changed the way it manages its business with respect to making operating decisions and assessing performance. As a result, beginning in 2002, Ballard has changed its segmented disclosure into five reportable segments: Technology and Corporate, Power Generation, Transportation, Electric Drives & Power Conversion, and Material Products.

     Technology and Corporate is comprised of the technology, development and manufacture of proton exchange membrane ("PEM") fuel cells and corporate administrative services, respectively. Ballard's Power Generation Division develops, manufactures and markets PEM fuel cell power generation equipment for markets ranging from 1 kW portable power products to larger stationary generators. Ballard's Transportation Division develops, manufactures and markets PEM fuel cell components and complete PEM fuel cell engines for the transportation market. The Electric

                                                 BALLARD POWER SYSTEMS INC.   17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Drives & Power Conversion Division develops, manufactures and markets electric drives for both PEM fuel cell and battery-powered electric vehicles, power electronics for PEM fuel cell and combustion engine generators, microturbines and other distributed generation products and assembles and markets combustion engine generators.

     The Material Products Division develops, manufactures and markets carbon fiber products primarily to automotive manufacturers for automatic transmissions and gas diffusion electrode materials to the PEM fuel cell industry.

The comparative figures have been reclassified to conform with the segmented disclosure adopted in the current year.

                                                                                         ELECTRIC DRIVES
                                              TECHNOLOGY     POWER                          & POWER        MATERIAL
THREE MONTHS ENDED SEPTEMBER 30, 2002        & CORPORATE   GENERATION   TRANSPORTATION     CONVERSION      PRODUCTS    TOTAL
-------------------------------------        -----------   ----------   --------------   ---------------   --------   --------
Total revenues for reportable segments        $     --      $ 1,035        $ 19,400         $  4,475        $ 3,849   $ 28,759
Elimination of intersegment revenues                --           --              --             (195)          (529)      (724)
                                              --------      -------        --------         --------        -------   --------
Total revenues from external customers        $     --      $ 1,035        $ 19,400         $  4,280        $ 3,320   $ 28,035
                                              ========      =======       =========         ========        =======   ========
Segment income (loss) for period              $(13,482)     $(4,239)       $ (9,842)        $ (7,872)       $   540   $(34,895)
                                              ========      =======       =========         ========        =======   ========
Identifiable assets                           $394,986      $32,371       $ 102,236         $ 92,000        $19,490   $641,083
                                              ========      =======       =========         ========        =======   ========
Goodwill                                      $     --      $   524       $  80,481         $102,727        $ 1,307   $185,039
                                              ========      =======       =========         ========        =======   ========
RECONCILIATION OF NET LOSS FOR PERIOD
Segment loss for period                                                                                               $(34,895)
Investment and other income (expense)                                                                                   (6,466)
Business integration and restructuring
  costs                                                                                                                 (2,999)
Minority interest                                                                                                        4,648
Other                                                                                                                      (10)
                                              --------      -------        --------         --------        -------   --------
Loss before income taxes                                                                                              $(39,722)
                                              ========      =======       =========         ========        =======   ========



                                                                                         ELECTRIC DRIVES
                                              TECHNOLOGY     POWER                          & POWER        MATERIAL
THREE MONTHS ENDED SEPTEMBER 30, 2002        & CORPORATE   GENERATION   TRANSPORTATION     CONVERSION      PRODUCTS    TOTAL
-------------------------------------        -----------   ----------   --------------   ---------------   --------   --------
Total revenues from external customers         $     --      $   719       $  5,714          $     --       $ 3,233   $  9,666
                                               ========      =======       ========          ========       =======   ========
Segment income (loss) for period               $(19,283)     $(3,785)      $ (6,212)         $ (1,234)      $   583   $(29,931)
                                               ========      =======       ========          ========       =======   ========
Identifiable assets                            $512,137      $38,248       $ 32,184          $ 28,880       $17,614   $629,063
                                               ========      =======       ========          ========       =======   ========
Goodwill                                       $     --      $   219       $     --          $     --       $   883   $  1,102
                                               ========      =======       ========          ========       =======   ========

RECONCILIATION OF NET LOSS FOR PERIOD
Segment loss for period                                                                                               $(29,931)
Investment and other income (expense)                                                                                    7,504
Gain on issuance of shares by subsidiary                                                                                    74
Minority interest                                                                                                          426
License income                                                                                                           1,715
Other                                                                                                                       77
                                               --------      -------       --------          --------       -------   --------
Loss before income taxes                                                                                              $(20,135)
                                               ========      =======       ========          ========       =======   ========

18   BALLARD POWER SYSTEMS INC.

                                                                                         ELECTRIC DRIVES
                                              TECHNOLOGY     POWER                          & POWER        MATERIAL
NINE MONTHS ENDED SEPTEMBER 30, 2002         & CORPORATE   GENERATION   TRANSPORTATION     CONVERSION      PRODUCTS    TOTAL
-------------------------------------        -----------   ----------   --------------   ---------------   --------   --------
Total revenues for reportable segments        $     --      $  1,670       $ 42,719          $  7,390       $11,891   $  63,670
Elimination of intersegment revenues                --            (6)            (4)             (728)       (1,287)     (2,025)
                                              --------      --------       --------          --------       -------   ---------
Total revenues from external customers        $     --      $  1,664       $ 42,715          $  6,662       $10,604   $  61,645
                                              ========      ========       ========          ========       =======   =========
Segment income (loss) for period              $(44,360)     $(14,822)      $(42,110)         $(28,496)      $ 1,340   $(128,448)
                                              ========      ========       ========          ========       =======   =========
Identifiable assets                           $394,986      $ 32,371       $102,236          $ 92,000       $19,490   $ 641,083
                                              ========      ========       ========          ========       =======   =========
Goodwill                                      $     --      $    524       $ 80,481          $102,727       $ 1,307   $ 185,039
                                              ========      ========       ========          ========       =======   =========
RECONCILIATION OF NET LOSS FOR PERIOD
Segment loss for period                                                                                               $(128,448)
Investment and other income (expense)                                                                                    12,601
Business integration and restructuring
   costs                                                                                                                (16,477)
Minority interest                                                                                                        21,418
Other                                                                                                                      (139)
                                              --------      --------       --------          --------       -------   ---------
Loss before income taxes                                                                                              $(111,045)
                                              ========      ========       ========          ========       =======   =========


                                                                                         ELECTRIC DRIVES
                                              TECHNOLOGY     POWER                          & POWER        MATERIAL
NINE MONTHS ENDED SEPTEMBER 30, 2002         & CORPORATE   GENERATION   TRANSPORTATION     CONVERSION      PRODUCTS    TOTAL
-------------------------------------        -----------   ----------   --------------   ---------------   --------   --------
Total revenues from external customers        $     --      $  2,385       $ 15,918          $     --       $ 4,580   $  22,883
                                              ========      ========       ========          ========       =======   =========
Segment income (loss) for period              $(46,755)     $(16,592)      $(19,782)         $ (3,172)      $   742   $ (85,559)
                                              ========      ========       ========          ========       =======   =========
Identifiable assets                           $512,137      $ 38,248       $ 32,184          $ 28,880       $17,614   $ 629,063
                                              ========      ========       ========          ========       =======   =========
Goodwill                                      $     --      $    219       $     --          $     --       $   883   $   1,102
                                              ========      ========       ========          ========       =======   =========

RECONCILIATION OF NET LOSS FOR PERIOD
Segment loss for period                                                                                               $ (85,559)

Investment and other income (expense)                                                                                    19,874
Gain on issuance of shares by subsidiary                                                                                    939
Minority interest                                                                                                         3,690
License income                                                                                                            1,715
Other                                                                                                                       (66)
                                              --------      --------       --------          --------       -------   ---------
Loss before income taxes                                                                                              $ (59,407)
                                              ========      ========       ========          ========       =======   =========

                                                 BALLARD POWER SYSTEMS INC.   19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

6 FINANCIAL INSTRUMENTS

Ballard enters into forward exchange contracts to manage exposure to currency rate fluctuations. The purpose of Ballard's foreign currency hedging activities is to minimize the effect of exchange rate fluctuations on business decisions and the resulting uncertainty on future financial results.

     As at September 30, 2002, Ballard has forward contracts to purchase 24,987,411 EUR which mature during 2002 and 2003. At September 30, 2002, Ballard would receive $1,390,716 to settle its outstanding forward exchange contracts. As these forward exchange contracts qualify for accounting as hedges, gains or losses are deferred and recognized in the same period and in the same financial statement category as the gains or losses on the corresponding hedged transactions.

20   BALLARD POWER SYSTEMS INC.